EXHIBIT B

Offer to Purchase

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
85 BROAD STREET

24th FLOOR
NEW YORK, NEW YORK 10004

OFFER TO PURCHASE UP TO $638.98 MILLION OF OUTSTANDING
INTERESTS AT NET ASSET VALUE
DATED November 15, 2024

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, FRIDAY, DECEMBER 13, 2024
UNLESS THE OFFER IS EXTENDED

To the Members of
Advantage Advisers Xanthus Fund, L.L.C.:

Advantage Advisers Xanthus Fund, L.L.C., a closed-end management investment company that operates as a diversified company and is organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") up to $638.98 million of Interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value as of December 31, 2024, if the Offer expires on Friday, December 13, 2024. (As used in this Offer, the term "Interest" or "Interests" as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests of ownership in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the valuation date of the Offer. This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Third Amended and Restated Limited Liability Company Agreement dated as of July 1, 2018.

Members should realize that the value of Interests tendered in this Offer will likely change between October 31, 2024 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and December 31, 2024, the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price for Interests. Members tendering their Interests should also note that they will remain Members with respect to the Interest tendered and accepted for purchase by the Fund through December 31, 2024, the valuation date of the Offer when the net asset value of their Interests is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact BNY Mellon Alternative Investment Services, at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Advantage Advisers Xanthus Fund, L.L.C.

Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail, fax or email it to the Fund in the manner set forth in Section 4 below.

IMPORTANT

The Fund, its investment adviser and its Board of Managers do not make any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions whether to tender Interests, and, if they choose to do so, their portion of their Interests to tender.

Because each Member's investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission. Neither the Securities and Exchange Commission nor any state securities commission has passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent:

BNY Mellon Alternative Investment Services
P.O. Box 220
Claymont, DE 19703
Attention: OPCO Investor Services

Phone:	(888) 697-9661
(866) 306-0232

Fax:	(866) 496-6601
(866) 288-7747

Email:	Hedge.Fund.Admin@bnymellon.com

Advantage Advisers Xanthus Fund, L.L.C.

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5
2.	Offer to Purchase and Price	6
3.	Amount of Tender	7
4.	Procedure for Tenders	8
5.	Withdrawal Rights	8
6.	Purchases and Payment	9
7.	Certain Conditions of the Offer	10
8.	Certain Information About the Fund	11
9.	Certain Federal Income Tax Consequences	12
10.	Miscellaneous	12
11.	Financial Information	12

Advantage Advisers Xanthus Fund, L.L.C.

SUMMARY TERM SHEET

•	As stated in the offering documents of Advantage Advisers Xanthus Fund, L.L.C. (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests ("Interest" or "Interests" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Friday, December 13, 2024, unless the Offer is extended.

•	The net asset value of Interests will be calculated for this purpose on December 31, 2024, however, the Fund reserves the right to postpone such date (the "Valuation Date") in the event of any extension of the Offer. The Fund will review the net asset value calculation of Interests during the Fund's audit for its fiscal year ending December 31, 2024, which the Fund expects will be completed by the end of February 2025, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

•	You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.

•	If you tender your entire Interest, subject to any extension of the Offer, we will pay you in cash and/or marketable securities (valued in accordance with the Fund's Third Amended and Restated Limited Liability Company Agreement dated July 1, 2018 (the "LLC Agreement")) no later than January 14, 2025, at least 95% of the unaudited net asset value of your Interest tendered and accepted for repurchase by the Fund as of December 31, 2024 (or, if the Offer is extended, the new Valuation Date), less any incentive allocation allocable to Advantage Advisers Multi-Manager, L.L.C., the investment adviser of the Fund (the "Adviser") (or any affiliate designated by the Adviser), on December 31, 2024, if any. We will owe you the balance, for which we will give you a promissory note (the "Note") that will be held in your brokerage account through which the member invested in the Fund.

•	If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, plus the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, we will pay the full estimated net asset value of the portion of the Interest tendered in cash and/or marketable securities no later than January 14, 2024, subject to any extension of the Offer. If you tender an amount less than your entire Interest, we reserve the right to purchase less than the amount you tender if the purchase would cause your account in the Fund to have a value less than the required minimum balance. We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, or by borrowings, if the Offer is extended (which we have not at this time determined to do).

•	Following this summary is a formal notice of the Offer. The Offer remains open to you until 12:00 midnight, Eastern Time, on Friday, December 13, 2024, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after Tuesday, January 14, 2025, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for purchase by the Fund.

Advantage Advisers Xanthus Fund, L.L.C.

•	If you would like the Fund to purchase your Interest or a portion of your Interest, you should complete and sign the Letter of Transmittal (enclosed with the Offer) and (i) mail it to BNY Mellon Alternative Investment Services ("BNY") at P.O. Box 220, Claymont, Delaware 19703, Attention: OPCO Investor Services, overnight delivery to: 103 Bellevue Parkway, Mailstop 19W-030, 3rd Floor, Wilmington, Delaware 19809; (ii) fax it to BNY at (866) 496-6601 and (866) 288-7747; or (iii) email it to BNY at Hedge.Fund.Admin@bnymellon.com (include the words "OPCO Investor Services" in the subject line) so that it is received before 12:00 midnight, Eastern Time, on Friday, December 13, 2024. Whether you submit your tender document by mail, fax or email, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to Friday, December 13, 2024 to confirm receipt. The Fund requests that all documents be submitted to BNY by fax or email.

•	The value of Interests will likely change between October 31, 2024 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and December 31, 2024, the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price for Interests. Even if your Interest is purchased by the Fund promptly after the Offer expires, the amount that the Fund will pay you for your Interest will continue to be affected by the investment results of the Fund until the date as of which tendered Interests are valued.

•	If you would like to obtain the estimated net asset value of your Interests which will be calculated weekly until the expiration date of the Offer and daily for the last five business days of the Offer, you may contact BNY at (888) 697-9661 or (866) 306-0232 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw the tender of an Interest, we have the right to cancel, amend, postpone or extend this Offer at any time up to and including the acceptance of tenders pursuant to the Offer, as described in more detail in Section 7 below. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, Friday, December 13, 2024, you will remain a member of the Fund with respect to the Interest tendered and accepted for purchase by the Fund through December 31, 2024, when the net asset value of your Interest is calculated.

1.            Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to members of the Fund (each, a "Member" and collectively, the "Members") that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the LLC Agreement. The Offer is also intended to enable a Member to withdraw from the Fund if the Member objects to amendments to the LLC Agreement, which become effective on December 31, 2024. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the managers of the Fund (the "Managers" or the "Board of Managers") have the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December. The Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of November 15, 2024. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 1999 and June 30 and December 31 of 2000 through June 2024.

Advantage Advisers Xanthus Fund, L.L.C.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on December 1, 2024 and thereafter from time to time.

Interests that are tendered to the Fund in connection with this Offer will be retired (effective as of the date of their purchase by the Fund), although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of December 1, 2024 and on the first day of each month thereafter, but is under no obligation to do so.

2.            Offer to Purchase and Price. Subject to the conditions of the Offer, the Fund will purchase up to $638.98 million of Interests that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on Friday, December 13, 2024 (this time and date is called the "Initial Expiration Date"), or such later date as may be specified by the Fund in connection with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Fund reserves the right to extend, amend, cancel or postpone the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. In order to illustrate the volatility of the Fund during the past two years, as of the close of business on October 31, 2024, the unaudited net asset value of an Interest corresponding to a capital contribution of $150,000 on the following closing dates of the Fund was as follows:

If you invested $150,000 on the following closing date:	Your Unaudited Net Asset Value as of October 31, 2024 would be:
November 1, 2022	$230,541.78
December 1, 2022	$215,901.60
January 1, 2023	$222,803.96
February 1, 2023	$198,287.82

Advantage Advisers Xanthus Fund, L.L.C.

If you invested $150,000 on the following closing date:	Your Unaudited Net Asset Value as of October 31, 2024 would be:
March 1, 2023	$204,439.03
April 1, 2023	$198,090.70
May 1, 2023	$199,119.48
June 1, 2023	$195,314.38
July 1, 2023	$189,900.45
August 1, 2023	$181,211.10
September 1, 2023	$188,951.49
October 1, 2023	$198,348.30
November 1, 2023	$202,783.85
December 1, 2023	$186,756.13
January 1, 2024	$182,088.92
February 1, 2024	$174,161.76
March 1, 2024	$160,127.14
April 1, 2024	$157,386.17
May 1, 2024	$163,517.23
June 1, 2024	$156,212.06
July 1, 2024	$151,506.62
August 1, 2024	$158,753.83
September 1, 2024	$159,574.24
October 1, 2024	$151,691.19

As of the close of business on October 31, 2024, there was $2,555,902,349.36 outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests). Members may obtain weekly estimated net asset value information until the expiration date of the Offer, and daily net asset value information for the last five business days of the Offer, by contacting BNY at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

3.            Amount of Tender. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for purchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, plus the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount less than the Member's entire Interest that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered.

Advantage Advisers Xanthus Fund, L.L.C.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $638.98 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $638.98 million of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may, in its sole discretion: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Interests that the Fund is offering to purchase. In the event the amount of Interests duly tendered exceeds the amount of Interests the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Interests, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Interests duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended, canceled or postponed in various other circumstances described in Section 7 below.

4.            Procedure for Tenders. Members wishing to tender Interests pursuant to the Offer should complete and sign a Letter of Transmittal and (i) mail it (via certified mail, return receipt requested) to BNY, to the attention of OPCO Investor Services, at the address set forth on page 2, (ii) fax it to BNY, also to the attention of OPCO Investor Services, to one of the fax numbers set forth on page 2; or (iii) email it to BNY at Hedge.Fund.Admin@bnymellon.com. The completed and executed Letter of Transmittal must be received by BNY, either by mail, fax or email, no later than the Expiration Date. Whether you submit your tender document by mail, fax or email, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to Friday, December 13, 2024 to confirm receipt.

The Fund requests that all documents be submitted to BNY by fax or email. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of BNY to receive any Letter of Transmittal or other document submitted by facsimile transmission or email. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.            Withdrawal Rights. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, at any time after Tuesday, January 14, 2025, 40 business days from the commencement of the Offer, assuming such Member's Interest has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by BNY at the address or one of the fax numbers or the email address set forth on page 2. A form to give notice of withdrawal of a tender is available by calling BNY at one of the telephone numbers set forth on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

Advantage Advisers Xanthus Fund, L.L.C.

6.            Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as if, and when, it gives written notice to the tendering Member of its election to purchase the Member's Interest.

A Member that tenders its entire Interest will receive payment of the purchase price consisting of: (1) cash and/or marketable securities (valued in accordance with the LLC Agreement) in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within ten calendar days after the Valuation Date, (the "95% Cash Payment") in the manner set forth below; and (2) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2024, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth below within ten calendar days after the Valuation Date and will not be transferable.

The Note will be payable in cash (in the manner set forth below) within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2024. It is anticipated that the audit of the Fund's financial statements for calendar year 2024 will be completed no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

A Member that tenders only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 3, above) will receive cash and/or marketable securities in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "100% Cash Payment") payable within ten calendar days after the Valuation Date.

Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering Member's brokerage account through which the Member invested in the Fund. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

Advantage Advisers Xanthus Fund, L.L.C.

The Note will be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund. Any contingent payment due pursuant to the Note will also be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund and will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $638.98 million (unless the Fund elects to purchase a greater amount), will be derived from: (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note, as described above. The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price from its existing margin facility established with the Fund's prime broker, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, BNY, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Morgan Stanley would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Morgan Stanley will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7.            Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on December 31, 2024, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of such later date as may be specified by the Fund in connection with any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

Advantage Advisers Xanthus Fund, L.L.C.

8.            Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company and operates as a diversified company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 85 Broad Street, 24th Floor, New York, New York 10004 and the telephone number is (212) 667-7225. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

At a meeting held on August 7, 2024, the Board approved amendments to the LLC Agreement, which become effective on December 31, 2024. The change to the LLC Agreement permits the Fund to specially allocate, on a tax basis, unrealized gains and/or losses of the Fund that were accrued during the time in which a beneficial owner of a Member of the Fund (an "Upper Tier Beneficial Owner") was an indirect Member of the Fund upon such Upper Tier Beneficial Owner's redemption from such Member of the Fund.

Except as disclosed above and in the Fund's letter to Members which accompanies this Offer, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any actions, including any changes in the LLC Agreement, that may impede the acquisition of control of the Fund by any person.

Other than the acceptance of subscriptions for Interests as of October 1, 2024 and November 1, 2024, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager. The Adviser currently owns no Interests. The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

Advantage Advisers Xanthus Fund, L.L.C.

9.            Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of cash (or to the extent applicable, marketable securities treated as cash) received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund generally may recognize a loss, but only to the extent that the amount of cash received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

10.          Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting BNY at the address and telephone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

11.          Financial Information. Reference is made to the following financial statements of the Fund which are incorporated herein by reference.

Audited financial statements for the year ended December 31, 2022, previously filed on EDGAR on Form N-CSR on March 7, 2023;

Audited financial statements for the year ended December 31, 2023, previously filed on EDGAR on Form N-CSR on March 6, 2024; and

Advantage Advisers Xanthus Fund, L.L.C.

Unaudited financial statements for the semi-annual period ended June 30, 2024, previously filed on EDGAR on Form N-CSR on September 4, 2024.